

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 29, 2010

<u>Via U.S. Mail</u>

Mr. Peter Mainz
Chief Executive Officer
Sensus (Bermuda 2) Ltd./Sensus USA Inc.
8601 Six Forks Road, Suite 700
Raleigh, NC   27615

>   **Re: Sensus (Bermuda 2) Ltd./Sensus USA Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed November 17, 2010**
>   **File No. 333-113658-05**

Dear Mr. Mainz:

        We have completed our review of your filings and have no further comments at this time.

                                Sincerely,

                                Kevin Vaughn
                                Accounting Branch Chief